Exhibit 4.19

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of March 31, 2020, Capstone Turbine Corporation (the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock and Series B Junior Participating Preferred Stock.

Throughout this exhibit, references to the “we,” “our,” and the “Company” herein are, unless the context otherwise indicates, only to Capstone Turbine Corporation and not to any of its subsidiaries.

General

Our authorized capital stock consists of 51,500,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock is a summary and is qualified in its entirety by reference to our second amended and restated certificate of incorporation, as amended and fourth amended and restated bylaws, as amended which are filed as exhibits to our Annual Report on Form 10-K for the year ended March 31, 2020.

Common Stock

The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of our Board, subject to any preferential dividend rights granted to the holders of any outstanding series of preferred stock. In the event of our liquidation or dissolution, holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for directors is not permitted, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. Our Board is not divided into classes. Our second amended and restated certificate of incorporation and fourth amended and restated bylaws contain no provisions that would require greater than a majority of stockholders to approve mergers, consolidations, sales of a substantial amount of assets, or other similar transactions. Holders of our common stock do not have preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and any shares of common stock issued will be, upon payment therefor, fully paid and nonassessable, which means that holders of our common stock will have paid their purchase price in full and we may not require them to pay additional funds. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any preferred stock that we may issue in the future.

Preferred Stock

We may issue shares of our preferred stock from time to time, in one or more series. Of the 1,000,000 shares of preferred stock authorized, 60,000 shares have been designated as Series B Junior Participating Preferred Stock. The remainder are undesignated as to preferences, privileges and restrictions. Our Board will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series.

On May 9, 2016, we filed a Certificate of Designations with the State of Delaware which designates 60,000 shares of our preferred stock as Series B Junior Participating Preferred Stock. Each share of Series B Junior Participating Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) an amount equal to 1,000 times the dividend declared per share of common stock. Each share of Series B Junior Participating Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series B Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per one share of common stock.

If we sell any series of preferred stock under this prospectus, we will fix the rights, preferences and privileges of the preferred stock of such series, as well as any qualifications, limitations or restrictions thereon, in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our amended and restated certificate of incorporation if the amendment would change the par value, the number of authorized shares of the class or the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-Takeover Considerations and Special Provisions of Delaware Law, our Second Amended and Restated Certificate of Incorporation and our Fourth Amended and Restated Bylaws

Rights Agreement

On May 6, 2019, we and Broadridge Financial Solutions, Inc. successor-in-interest to Computershare Inc., as Rights Agent, entered into a Rights Agreement (the "NOL Rights Agreement") designed to diminish the risk that our ability to use our net operating losses and certain other tax assets (the "Tax Benefits") to reduce potential future federal income tax obligations would become subject to limitations by reason of us experiencing an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended. While this NOL Rights Agreement is intended to preserve our net operating losses, it effectively deters current and future purchasers from becoming 4.99% stockholders. The NOL Rights Agreement could also make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

In connection with the NOL Rights Agreement, the Board authorized and declared a dividend distribution of one preferred stock purchase right (a "New Right") for each share of our common stock authorized and outstanding. Each New Right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $5.22 per unit, subject to adjustment.

The New Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons or persons acting in concert have, become an "Acquiring Person," which is defined as a person or group of affiliated or associated persons or persons acting in concert who, at any time after the date of the NOL Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of our outstanding shares of common stock, subject to certain exceptions or (ii) the close of business on the tenth business day after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Exchange Act, are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the common stock are directly or indirectly held by counterparties to the derivatives contracts.

The New Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) May 6, 2022 or such later day as may be established by the Board prior to the expiration of the New Rights, provided that the extension is submitted to the Company's stockholders for ratification at the next annual meeting of stockholders of the Company succeeding such extension; (ii) the time at which the New Rights are redeemed pursuant to the NOL Rights Agreement; (iii) the time at which the New Rights are exchanged pursuant to the NOL Rights Agreement; (iv) the time at which the New Rights are terminated upon the occurrence of certain transactions; (v) the close of business on the effective date of the repeal of Section 382, if the Board determines that the NOL Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits; and (vi) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits are available to be carried forward.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the DGCL, which regulates corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder.

Section 203 of the DGCL defines "business combination" to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers; or

•

on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Second Amended and Restated Certificate of Incorporation and Fourth Amended and Restated Bylaws

        A number of provisions of our second amended and restated certificate of incorporation and our fourth amended and restated bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our Board the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our Board, including takeovers that may be considered by some stockholders to be in their best interests, such as those attempts that might result in a premium over the market price for the shares held by stockholders. Certain provisions could delay or impede the removal of incumbent directors even if such removal would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our Board believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Meetings of and Actions by Stockholders.    Our fourth amended and restated bylaws provide that annual meetings of our stockholders may take place at the time and place designated by our Board. A special meeting of our stockholders may be called at any time by the chairman of the Board, or by a majority of the directors or by a committee of the Board that has been granted the power to call such meetings. Stockholders may take action only at a regular or special meeting of stockholders and not by written consent without a meeting.

Cumulative Voting.    Our fourth amended and restated bylaws expressly deny stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our fourth amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our principal executive offices not less than 120 days prior to the first anniversary of the date Capstone's proxy statement was released to security holders in connection with the preceding year's annual meeting. If no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder in order to be timely must be received by Capstone no later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public announcement of the date the meeting was made, whichever comes first. Our fourth amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Filling of Board Vacancies.    Our second amended and restated certificate of incorporation and our fourth amended and restated bylaws provide that vacancies in the Board may be filled until the next annual meeting of stockholders by a majority of the directors remaining in office, even though that number may be less than a quorum of the Board, or by a sole remaining director.

Amendment of the Certificate of Incorporation.    Our second amended and restated certificate of incorporation may be amended, altered, changed or repealed in the manner prescribed by the DGCL. However, no amendment, alteration, change or repeal may be made with respect to Article V (amendment of the bylaws by the stockholders), Article VI (number of directors), Article VII (term of office of directors after an increase or decrease in the number of directors), Article IX (action by stockholders), Article X (calling of special meetings of the stockholders) or Article XI (amending the second amended and restated certificate of incorporation) without the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock of the corporation, voting together as a single class.

Amendment of the Bylaws.    Our fourth amended and restated bylaws may be rescinded, altered, amended or repealed, and new bylaws may be made (i) by the Board, by vote of a majority of the number of directors then in office as directors, acting at any meeting of the Board, or (ii) by the stockholders, by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock of the corporation, voting together as a single class, at any annual or special meeting of stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of the annual or special meeting. The bylaws can only be amended if such amendment would not conflict with the certificate of incorporation. Any bylaw made or altered by the requisite number of stockholders may be altered or repealed by the Board or by the requisite number of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

We have adopted provisions in our second amended and restated certificate of incorporation and fourth amended and restated bylaws which require us, to the fullest extent permitted by the DGCL, to indemnify all directors and officers of Capstone against any liability and to advance indemnification expenses on behalf of all directors and officers of Capstone. In addition, our fourth amended and restated bylaws provide that we may, at the discretion of the Board, indemnify any person who is a party to any threatened, pending or completed action, suit or proceeding or threatened to be made such a party by reason of the fact that such person is or was an employee or agent of Capstone or is or was serving at Capstone's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. To the full extent permitted by law, the indemnification provided under the fourth amended and restated bylaws shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses may be paid by Capstone in advance of the final disposition of such action, suit or proceeding. The indemnification provided under the fourth amended and restated bylaws shall not be deemed to limit our right to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from Capstone may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The second amended and restated certificate of incorporation further requires us to limit, to the fullest extent permitted by the DGCL, the liability for monetary damages of directors of Capstone for actions or inactions taken by them as directors. Our second amended and restated certificate of incorporation and fourth amended and restated bylaws also empower us, to the fullest extent permitted by the DGCL, to purchase and maintain insurance on behalf of any such person against any liability which may be asserted.

The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and fourth amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

Listing

Our common stock is listed on the Nasdaq Capital Market, under the symbol "CPST."